FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2010

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

September 7, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX begins drilling to test mineralized structure at depth at Table Top gold project in Nevada.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has begun drilling at its wholly-owned Table Top gold project in Humboldt County, Nevada.  The Table Top property is located 10 miles west of the town of Winnemucca, Nevada, just off of Interstate 80.

Max will be testing a down dip extension of the mineralized structure intersected during its drill program earlier this summer to a new depth in the 500-1000 foot zone.  Of fifteen holes drilled, ten intersected the mineralized structure and contained significant gold mineralization, including 27.4 meters of 0.467 g/t Au and 3 meters of 1.79 g/t gold.  The zone of mineralization continues for the entire length and is open to the northeast and southwest.  Gold mineralization also appears to increase in value as deeper zones are intersected.

This year’s earlier drill results at Table Top indicate that MAX may have found a potential feeder similar to a Carlin Type gold system.  Multi-element geochemical values of arsenic, antimony and mercury are all extremely elevated with respect to background; numerous 1.5 m intercepts exceed 100 ppm arsenic and antimony; and thallium values in excess of 10 ppm.   All of these elevated values are directly associated with elevated (in excess of 100 ppb and as high as 2,562 ppb) gold values.  Silver, tellurium, selenium and base metal values are all low.  Geologic interpretation indicates the zone is a 20 meter to 30 meter wide, northeast striking and southeast dipping structural zone.  Gold and associated trace element mineralization is associated in and surrounding a silicified breccia (jasperoid).  Low grade gold mineralization associated with high grade trace elements is often found to occur in Carlin style gold feeder systems, as have lamprophyre dikes that have also been identified in this zone.  Lamprophyres’ are often found in Carlin systems and are indicative of deep seated structures.  The current drill program will target deeper mineralization where high grade gold deposits have been found in the recent past at Carlin systems (such as Meikle and Deep Star).

Table Top is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) immediately to the north, where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada being actively explored in 2010.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

September 21, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX intercepts mineralized structure at depth at Table Top gold project in Nevada; assays pending.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed drilling at its wholly-owned Table Top gold project in Humboldt County, Nevada.  Splitting of the drill core is underway and samples will be delivered to Inspectorate Labs, an ISO certified geochemical laboratory, for assay.  The Table Top property is located 10 miles west of the town of Winnemucca, just off of Interstate 80.

MAX tested the down dip extension of the mineralized structure intersected in its drill program earlier this summer where, of fourteen holes drilled, ten intersected the mineralized structure and contained significant gold mineralization, including 27.4 meters of 0.467 g/t Au and 3 meters of 1.79 g/t gold.  Two holes were drilled during the current program, one (MT-14) to 395 feet and the other (MT-15) to 1,064.5 feet, with the previously identified mineralized structures intersected in both drill holes and a third potentially mineralized zone identified.  Dikes and silicified structures were encountered along with visible stibnite crystals, pyrite and proto-graphite.  Significant carbon has been identified in these deeper levels along with dark brassy granular pyrite partially replacing bedding; the mineralization and core appear similar to that encountered around the Goldstrike Betze-Post mine operated by Barrick on the Carlin trend.  Besides the silicified structures, abundant and adjacent argilically altered zones were encountered along with dolomite alteration distal to argillized and decarbonatized zones. These drill holes have confirmed that the mineralization extends to depth and varies in dip from about 72o to 85o southeast.

Table Top is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) immediately to the north, where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three Nevada gold properties, Table Top, East Manhattan Wash and Diamond Peak, being actively explored this fall.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

September 22, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Max completes soil sampling at Diamond Peak gold/silver/zinc property in Nevada; drill permit granted

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce that is has completed an extensive soil sampling program on its 100% owned Diamond Peak gold/silver/zinc project in Nevada and has been granted a permit by the Bureau of Land Management for a core drilling program to be conducted in November.  A total of 375 soil samples were collected and assay results are pending.

The Diamond Peak Property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property now comprises 58 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold.  Strong surface mineralization occurs in a 2 mile long band of silicified and intensely clay altered rocks which is 200 to 300 feet wide. The hanging wall side of this zone is a north striking normal fault, called the West Fault.

MAX’s drill program will follow up on:

-

an outcrop sampled by MK Gold that contained 3.7 ounces of silver per ton, which has potential to host a Carbon Replacement Deposit (“CRD”) and was never followed up on;

-

the 11.6% zinc zone intercepted within 60 feet of surface by MK Gold in 1999;

-

a zone of mineralization which contains anomalous zinc, lead, and silver; and

-

extensive gold targets on the property and new claims acquired to the east that are being defined by the recent soil sampling program.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three Nevada gold properties, Table Top, East Manhattan Wash and Diamond Peak, being actively explored this fall.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

September 27, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX returns values to 1.27 ppm (1.27 g/t) Au in soils at East Manhattan Wash, Nevada and extends gold mineralization; drilling scheduled for October

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assay results from additional soil sampling completed at the East Manhattan Wash (“EMW”) gold project in Nevada. The sampling was designed to further delineate the geometry of the native gold mineralization at EMW, which previously encompassed the “Gold Pit”, the “Old Drill Hole Grid” and now includes the “Southeast Extension”.  This sampling has filled in the open areas within these grids, where 163 new samples were taken with significant values ranging from 0.05 ppm to 1.27 ppm (1.27 g/t)  gold.   The total mineralized zone now exposed at surface encompasses an area in excess of 5,500 by 1,500 feet in size.  The mineralized area is much larger but is covered by either overburden or alluvium. The covered area will be tested by the auger drilling to see how far below the surface the volcanic tuff extends.  A drill permit has been received from the U.S. Forest Service and auger drilling is scheduled for October.

The Gold Pit, Old Drill Hole Grid and Southeast Extension are located in a volcanic rhyolite lithic tuff hosting coarse gold.  The Gold Pit and Old Drill Hole areas were sampled in early 2009 and subsequent work filled in the area between these mineralized systems.  This recent work on the Southeast Extension has extended and in-filled the mineralized system to the southeast, as indicated on the updated soil sampling map now available on our web site at www.maxresource.com.   These sample holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labeled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

The sampling between the three pits has now enabled MAX to identify structural linear features seen in air photo images along with argillic alteration that appears to define where strong gold values may be found.  Historic pits dug by earlier prospectors have helped to define the areas of mineralization and to confirm the presence of gold.

Clancy Wendt, VP Exploration of MAX, states “With this latest sample result we have now defined a significant area of gold mineralization that contains potential for a large mineralized system. More important is the fact that the mineralization appears to be free gold within the volcanic tuff.  Having now defined a large mineralized area at surface, we plan to conduct an extensive auger drill program in October to determine the depth of the mineralization, extend the known mineralization below cover, and to see if it increases in grade.”

The soil samples were analyzed by ALS Laboratory Group (Chemex) in Reno, Nevada.  Samples from two of the sample grids taken in the coarse gold area (as seen in the previous bulk sample) were run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold. The other grid (different mineralization style) samples were fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements. All sample bags were labeled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

More than 1,000,000 ounces of gold have been mined in the Manhattan mining district. Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of East Manhattan Wash, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.

The EMW property is comprised of 78 claims (1,560 acres) located 40 miles north of the town of Tonopah in the Manhattan Mining District of Nevada and is the subject of an option agreement whereby MAX can earn a 100% interest, subject to a 3% NSR royalty. There are no historic reports on the project available to Max.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three Nevada gold properties, Table Top, East Manhattan Wash and Diamond Peak, being actively explored this fall.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  October 4, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director